[redacted]

08042935



2007
NORWOOD
FINANCIAL CORP

ANNUAL REPORT
TO SHAREHOLDERS

Received SEC

MAR 2 1 2008

Washington, DC 20549

PROCESSED

MAR 2 5 2008

THOMSON
FINANCIAL

NORWOOD FINANCIAL CORP
SUMMARY OF SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)

For the years ended December 31,	2007	2006	2005	2004	2003
Net interest income	$ 17,272	$ 16,183	$ 15,263	$ 14,012	$ 13,322
Provision for loan losses	315	220	350	455	660
Other income	3,507	3,517	3,506	3,088	2,801
Net realized gains on sales of securities	17	66	42	458	692
Other expense	11,341	10,957	10,623	10,090	9,808
Income before income taxes	9,140	8,589	7,838	7,013	6,347
Income tax expense	2,629	2,679	2,341	2,003	1,694
NET INCOME	$ 6,511	$ 5,910	$ 5,497	$ 5,010	$ 4,653
Net income per share-Basic	$ 2.34	$ 2.11	$ 1.96	$ 1.80	$ 1.70
Net income per share-Diluted	2.30	2.07	1.92	1.77	1.67
Cash dividends declared	0.94	0.85	0.71	0.66	0.62
Dividend pay-out ratio	40.17%	40.28%	36.41%	36.51%	36.31%
Return on average assets	1.39%	1.33%	1.31%	1.27%	1.22%
Return on average equity	12.10%	11.85%	11.72%	11.39%	11.24%
BALANCES AT YEAR-END					
Total assets	$ 480,610	$ 454,356	$ 433,556	$ 411,626	$ 387,483
Loans receivable	331,296	315,567	290,890	254,757	233,733
Allowance for loan losses	4,081	3,828	3,669	3,448	3,267
Total deposits	370,000	358,103	340,603	318,645	306,669
Shareholders' equity	55,819	52,231	48,108	45,685	42,831
Trust assets under management	101,714	96,879	86,972	83,397	73,991
Book value per share	$ 20.27	$ 18.67	$ 17.07	$ 16.14	$ 15.20
Tier 1 Capital to risk-adjusted assets	16.26%	15.67%	15.29%	15.91%	15.58%
Total Capital to risk-adjusted assets	17.60%	16.99%	16.63%	17.34%	17.09%
Allowance for loan losses to total loans	1.23%	1.21%	1.26%	1.35%	1.40%
Non-performing assets to total assets	0.03%	0.09%	0.08%	0.02%	0.04%

Norwood
FINANCIAL CORP

SEC
Mail Processing
Section

MAR 21 2008

Washington, DC
100

2007
NORWOOD
FINANCIAL CORP

ANNUAL REPORT
TO SHAREHOLDERS

MOVING FORWARD WITH CONFIDENCE, WHILE ALWAYS BEING GUIDED BY OUR PAST.

It is truly a pleasure to report to you that your Company had a very strong financial performance in 2007. We had record earnings for the year ended December 31, 2007 of $6,511,000, which represented an increase of $601,000, or 10.2%, over the $5,910,000 earned in 2006. Earnings per share on a fully diluted basis were $2.30 for the current year compared to $2.07 in 2006. The Company declared cash dividends totaling $.94 per share in 2007, an increase of $.09 per share, or 10.6%, over the $.85 per share declared in 2006. This marks the sixteenth consecutive year of increased cash dividends for our shareholders. The return on average assets for the year was 1.39% with a return on average equity of 12.10%. Both of these performance measures improved over the prior year.

Total assets as of December 31, 2007 were $480.6 million with loans receivable of $331.3 million, deposits of $370.0 million and shareholders' equity of $55.8 million. Total assets increased $26.3 million from December 31, 2006.

Loans receivable increased $15.7 million, or 5.0% from the prior year. The increase in loans was centered in residential mortgage activity, including home equity lending and to a lesser extent, in the commercial real estate loan portfolio. The majority of the loan growth was funded with an $11.9 million increase in deposits, principally in money market accounts and non-interest bearing checking accounts.

Non-performing loans totaled $163,000 and represented .05% of total loans as of December 31, 2007 compared to $409,000, or .13%, as of December 31, 2006. Our improvement over the prior year was the result of resolving our largest non-performing loan during the third quarter of 2007 with full collection of principal, interest and fees. We would also like to note that Norwood never participated in the Subprime mortgage market. The Company had net charge-offs of $62,000 for the year-ended December 31, 2007 representing only .02% of average loans. Though loan quality indicators remain strong, we felt it was prudent to increase the provision for loan losses to $315,000 for the year ended December 31, 2007, from $220,000 for the similar period in 2006, as we do recognize the stress on the local and national economy. The allowance for loan losses increased $253,000 from December 31, 2006 to $4,081,000 and represented 1.23% of total loans as of December 31, 2007.

For the year, net interest income (fully taxable equivalent) totaled $17,811,000 with a net interest margin (fte) of 3.98% compared to $16,708,000, and a net interest margin (fte) of 3.96% in



WILLIAM W. DAVIS, JR.
President and Chief Executive Officer

2006. The slight increase in net interest margin for the year was principally due to an increase in the yield on the investment securities portfolio and an increased amount of loans on the balance sheet. These increases were partially offset by an increase in the cost of deposits, principally higher costing time deposits.

For the year, other income totaled $3,524,000 compared to $3,583,000 in the prior year. The decrease was principally due to a lower level of gains on the sales of mortgage loans which totaled $23,000 in 2007 and $147,000 in the prior year, which included $110,000 gain on the sale of mortgage servicing rights. This decrease was partially offset by a $68,000 increase in Wealth Management/Trust revenues.

For the year, other expenses totaled $11,341,000, an increase of $384,000 or 3.5% over the prior year. The increase was principally due to costs associated with the Tannersville Office which opened in December 2006.

WE STRONGLY ENCOURAGE YOU TO READ THE FINANCIAL SECTION OF THIS ANNUAL REPORT FOR A MORE DETAILED ANALYSIS OF OUR RESULTS.

Wayne Bank's primary market area consists of three of the fastest growing counties in Pennsylvania – Wayne, Pike and Monroe. This tri-county region serves as a haven for people in neighboring states as the area provides great relief from larger congested areas such as Philadelphia and New York. They travel to the region to take advantage of the natural beauty of the mountains, pristine lakes and waterfalls and wooded areas. The amenities are many with ski resorts, craft shops, art galleries, golf courses, museums, an indoor water park, resorts, and most recently the advent of a

NET INCOME ($000)


$4,653
$5,010
$5,497
$5,910
$6,511
2003
2004
2005
2006
2007

TOTAL DEPOSITS ○ LOANS ● (IN MILLIONS)


○ $306.7
$318.6
$340.6
$358.1
$370.0
○ $233.7
$254.8
$290.9
$315.6
$331.3
2003
2004
2005
2006
2007

NET INTEREST INCOME (FTE $ IN 000)


$13,945
$14,653
$15,889
$16,708
$17,811
2003
2004
2005
2006
2007

casino in Monroe County. With tourism being high on the list of major industries, it is no wonder that many of these visitors decide to purchase a home in the area. We have worked diligently to position Wayne Bank as the first choice in banking for those new to the region. Wayne Bank offers land loans, a terrific construction mortgage program, tiered loan rates, Jumbo loans for the more expensive homes and home equity products to suit the needs of the growing populace. Wayne Bank did not enter into the Subprime lending arena, which generated significant loan volume for some financial institutions, but was based on weak underwriting. Our mortgage lending programs are built on solid credit fundamentals that are best for both the customer and the Bank.

We also play a significant role in the commercial development of our market area. The Bank is involved in many of the major projects throughout Wayne, Pike and Monroe Counties. We provide commercial financing to a wide range of businesses which support the regional economy; including the hotel industry, retail shopping areas, local resorts, summer camps, building contractors, and residential property owner associations.

The Wealth Management and Trust Services Division provides our clients with a level of service second to none. Our investment management products, trust administration and executor services allow the Bank to meet all of our customers needs.

DILUTED EARNINGS (PER SHARE)



$1.67 $1.77 $1.92 $2.07 $2.30
03 04 05 06 07

The Internet has become more popular with our customers and Wayne Bank's team works to make our services more convenient, accessible and user-friendly. Along those lines, we are constantly updating and adding more information to Wayne Bank's website (waynebank.com) and now feature a short, online loan application. These services are in addition to Direct Link, Free Internet Banking with Free Bill Pay that is available for both businesses and consumers alike. The Bank will continue to improve our website's capabilities to keep up with the demands of our customers for this marketing channel. Many customers are using Direct Link, Wayne Bank's Internet banking service to handle some or all of their banking transactions and we expect this trend to continue.

An ongoing focus is to grow our small business customer base, and to that end we launched a very attractive FREE Business Checking account to cultivate more business relationships. To strengthen our business relationships even more, Wayne Bank will introduce a new product branded "Business Link" in 2008. The service is Remote Deposit Capture that allows a business to virtually deposit their checks via the Internet without having to go to the bank, again saving time. We believe this service will retain our current business accounts and help us expand Wayne Bank's footprint without the additional investment in branch locations.

Technology is top-of-mind at Wayne Bank as we look to ways to streamline processes within our organization that add efficiencies. We recently converted to a digital image filing system which enables us to respond timely to the needs of our customers who request copies of documents, transaction histories or other information. Additionally, Wayne Bank is in the planning stage of implementing a branch capture device, so that our branch network will be able to make their check deposits virtually to our corporate headquarters eliminating the need for couriers and increasing our deposit cut-off times to provide better customer service.

Wayne Bank's success is due to the talent and dedication of our employees as they focus, each and everyday, to serve our customers in a positive, effective and efficient manner. During the past year, we recognized the achievements and accordingly promoted a number



SENIOR MANAGEMENT TEAM

EDWARD C. KASPER / WAYNE D. WILCHA / WILLIAM W. DAVIS, JR. / JOSEPH A. KNELLER / LEWIS J. CRITELLI / JOHN H. SANDERS

of employees to Vice President. Those recipients include Linda Moran, Karyn Vashlishan and Kelley Lalley. In addition, Sandy Halas was promoted to Assistant Vice President, as well as the new appointments of Gary Sipe, Vice President, Wealth Management Investment Officer; Neicy Ramos, Business Development Officer in Monroe County and Wendy Davis, Assistant Community Office Manager in Shohola. In addition, Karen Verbeke formerly the Shohola Community Office Manager was named the Teller Training Officer.

In 2007, we were extremely pleased to have Andrew Forte join the Board of Directors of Wayne Bank and Norwood Financial Corp. Andy has strong financial management background, is a CPA and is pursuing his doctorate at Pace University. He currently is President of Forte, Inc. which operates the Stroudsmoor Inn in Monroe County. He is also extremely involved with tourism and hospitality trade associations in the Pocono region.

Since its founding in 1871, Wayne Bank has been a leader in community involvement. We are a notable presence in the communities we serve and that is due in part to the volunteerism and support our employees contribute to the local area. The Senior Management team leads



NORWOOD FINANCIAL 2007 BOARD OF DIRECTORS

(FROM LEFT TO RIGHT) WILLIAM W. DAVIS, JR. / JOHN E. MARSHALL / GARY P. RICKARD / DANIEL J. O'NEILL

the way by serving as Directors or board members for many organizations such as the Wayne County YMCA, Wayne County Memorial Hospital, Wayne County Builders Association, the Wayne County Chamber of Commerce, the Wayne County Historical Society, the Greater Honesdale Partnership and the Wayne Economic Development Corporation. Conservation groups such as Lacawac Sanctuary and the Dorflinger-Suydam Wildlife Sanctuary are notable in our support as they provide natural history, conservation, culture and education to the area through their programs. In addition, Wayne Bank supports the Pike County Chamber of Commerce, Pocono Builders Association and the Pocono Mountain Chamber of Commerce. Additionally, employees support many nonprofit organizations through volunteering and financial support such as the American Cancer Society's Relay for Life, The American Red Cross and the United Way, just to mention a few. We are proud to support the local area and are committed to making our community a better place to live and work.

We marked another milestone in 2007, as Russell L. Ridd retired as



DR. KENNETH A. PHILLIPS / RALPH A. MATERGIA , ESQ. / ANDREW A. FORTE / SUSAN GUMBLE-COTTELL / RICHARD L. SNYDER

our Chairman of the Board. Russell had a 44 year career with the Bank. He joined the Bank in 1963, was appointed President and Director in 1980 and Chairman in 1993. During Russell's career, the Bank grew from $10 million in assets to $460 million. The Board passed a resolution designating Russell, Director Emeritus of Norwood Financial Corp and Wayne Bank. We sincerely wish Russell well in his retirement.

At the Annual Reorganizational Meeting in April, John E. Marshall was appointed Chairman of the Board of Directors of Norwood and Wayne Bank. John brings many years of experience to the position having served as a Director since 1983.

We look forward to another year of innovation and achievement in 2008. Please think of Wayne Bank first, for all you financial needs. We truly appreciate your support and confidence and look forward to hearing any of your comments and suggestions!

Sincerely yours,

William W. Davis, Jr.
President & Chief Executive Officer


SUSQUEHANNA
WAYNE
LACKAWANNA
LUZERNE
PIKE
MONROE
CARBON
LAKEWOOD
HONESDALE
WAYMART
HAWLEY
HAMLIN
SHOHOLA
LORDS VALLEY
MILFORD
MARSHALLS CREEK
TANNERSVILLE
STROUDSBURG
370
706
191
171
81
11
6
434
590
84
380
611
209
80

BRANCH LOCATIONS AND SERVICE AREA COVERED

Administrative Office:
717 Main Street
P.O. Box 269
Honesdale, PA 18431

Community Offices:
717 Main Street
Honesdale, PA 18431

245 Willow Avenue
Honesdale, PA 18431

Belmont & Water Streets
Waymart, PA 18472

Route 6 East
Hawley, PA 18428

111 West Harford Street
Milford, PA 18337

Weis Market, Route 590
Hamlin, PA 18427

107 Richardson Avenue
Shohola, PA 18458

Route 370 & Lake Como Road
Lakewood, PA 18439

Route 611 & Stroud Mall
Stroudsburg, PA 18360

637 Route 739
Lords Valley Shopping Plaza
Lords Valley, PA 18428

Route 209, 5165 Milford Road
Marshalls Creek, PA 18335

Route 611, Fountain Springs East II
Tannersville, PA 18372

Online at: waynebank.com

Norwood FINANCIAL CORP

2007
CONSOLIDATED FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood Financial Corp (The Company) and its subsidiary Wayne Bank (the Bank) as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005. All share and per share amounts have been adjusted to reflect the effect of the 5% stock dividend distributed to shareholders on May 26, 2006. This section should be read in conjunction with the consolidated financial statements and related footnotes.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words believes, anticipates, contemplates, expects, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, demand for real estate and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CRITICAL ACCOUNTING POLICIES

Note 2 to the Company's consolidated financial statements (incorporated by reference in Item 8 of the form 10-K) lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, accounting for stock options, the valuation of deferred tax assets and the determination of other-than-temporary impairment losses on securities. Please refer to the discussion of the allowance for loan losses calculation under "Non-performing Assets and Allowance for Loan Losses" in the "Financial Condition" section.

For periods ending prior to January 1, 2006, the Company accounted for stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB Opinion No. 25, no stock-based employee compensation was reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the grant date. The Company adopted SFAS No. 123(R), "Share-Based Payment", as of January 1, 2006, using the modified prospective transition method. Under this method companies are required to record compensation expense, based on the fair value of options over the vesting period. See Note 2 for additional discussion of this pronouncement's impact on the Company's consolidated financial statements.

The deferred income taxes reflect temporary differences in the recognition of the revenue and expenses for tax reporting and financial statement purposes, principally because certain items are recognized in different periods for financial reporting and tax return purposes. Although realization is not assured, the Company believes it is more likely than not that all deferred tax assets will be realized.

In estimating other-than-temporary impairment losses on securities, the Company considers 1) the length of time and extent to which the fair value has been less than cost 2) the financial condition of the issuer and 3) the intent and ability of the Company to hold the security to allow for a recovery to fair value. The Company believes that the unrealized losses, at December 31, 2007 and 2006 represent temporary impairment of the securities.

RESULTS OF OPERATION – SUMMARY

Net income for the Company for the year ended December 31, 2007 totaled $6,511,000, an increase of $601,000 or 10.2% over the $5,910,000 earned in 2006. Basic and diluted earnings per share were $2.34 and $2.30 respectively increasing from $2.11 and $2.07, respectively in 2006. The return on average assets (ROA) for the year ended December 31, 2007 was 1.39% improving from 1.33% for 2006. Return on average equity (ROE) increased to 12.10% for the current year from 11.85% in 2006.

The increase in earnings was principally attributable to an increase in net interest income which totaled $17,811,000 on a fully taxable equivalent (fte) basis in 2007 compared to $16,708,000 (fte) in 2006. This represents an increase of $1,103,000, or 6.6%. Net interest income was favorably impacted by a $21.9 million, or 7.3% increase in average loans receivable for 2007 compared to average loans receivable in 2006. The yield on the securities portfolio increased 76 basis points which also favorably impacted net interest income. These two items were partially offset by a 59 basis point increase in the cost of interest bearing deposits, principally short-term time deposits.

Loans receivable increased $15.7 million to total $331.3 million as of December 31, 2007. The increase in loans was centered in residential mortgage activity and to a lesser extent, in the commercial real estate portfolio. The majority of the loan growth was funded with an $11.9 million increase in deposits, principally in money market accounts and non-interest bearing checking.

The Company's loan quality metrics remained strong with non-performing loans decreasing to .05% of total loans at December 31, 2007 from .13% as of the prior year end. Net charge-offs were only $62,000 for the year, or .02% of average loans. Loan loss provision expense increased to $315,000 in 2007, from $220,000 in 2006 as the Company recognizes a general slow down in the local economy.

Other income for 2007 totaled $3,524,000 compared to $3,583,000 in 2006. The decrease was principally due to a lower level of gains on the sales of mortgage loans which totaled $23,000 in 2007 and $147,000 in the prior year, which included $110,000 gain on the sale of a portfolio of mortgage servicing rights. Other expenses totaled $11,341,000 in 2007, an increase of $384,000 or 3.5% over the prior year. The increase was principally due to costs associated with the Tannersville Office which opened in December 2006.

The following table sets forth changes in net income (in thousands):

Net income for 2006	$ 5,910
Net interest income	1,089
Provision for loan losses	(95)
Gain on sale of mortgage loans	(124)
Other income	65
Salaries and employee benefits	(170)
Occupancy	(119)
Other expense	(95)
Income tax expense	50
Net income for 2007	$ 6,511

Net income for the Company for the year ended December 31, 2006 totaled $5,910,000, an increase of $413,000 or 7.5% over the $5,497,000 earned for 2005. Basic and diluted earnings per share for 2006 were $2.11 and $2.07 respectively, increasing from $1.96 and $1.92, respectively in 2005. The return on average assets (ROA) for the year ended December 31, 2006 was 1.33% improving from 1.31% for 2005. Return on average equity also showed improvement at 11.85% in 2006 compared to 11.72% in 2005.

The increase in earnings was principally attributable to an increase in net interest income and a lower level of provision for loan losses. Net interest income on a fully taxable equivalent basis (fte) totaled $16,708,000 in 2006, compared to $15,889,000 in 2005, an increase of $819,000, or 5.2%.

Net interest income was favorably impacted by $27.5 million, or 10.0%, increase in average loans receivable for 2006 compared to average loans receivable in 2005. The Company reduced its provision for loan losses to $220,000 for the year ended December 31, 2006 from $350,000 for 2005. The decrease was principally due to a lower level of charge-offs, $61,000 in 2006 declining from $129,000 in 2005.

Loans receivable increased $24.7 million, to total $315.6 million as of December 31, 2006. The Company had balanced growth throughout the year with the commercial loan portfolio, including commercial real estate, increasing $12.7 million and loans secured by residential real estate growing $13.1 million. The majority of the loan growth was funded with a $17.5 million increase in deposits, principally short-term time deposits.

Other income for 2006 totaled $3,583,000 compared to $3,548,000 for 2005. The increase was principally due to $147,000 of gains on sales of mortgage loans and servicing rights in 2006 compared to $64,000 in similar gains in 2005. Other expenses totaled $10,957,000, an increase of $334,000 or 3.1% over 2005. The increase was primarily due to rising salary and employee benefit costs. The resulting efficiency ratio for 2006 was 54.0% improving from 54.7% in 2005.

The following table sets forth changes in net income (in thousands):

Net income for 2005	$	5,497
Net interest income		920
Provision for loan losses		130
Gains on sales of mortgage loans		83
Other income		(48)
Salaries and employee benefits		(245)
Professional fees		104
All other expenses		(193)
Income tax expense		(338)
Net income for 2006	$	5,910

FINANCIAL CONDITION

TOTAL ASSETS

Total assets as of December 31, 2007, were $480.6 million compared to $454.4 million as of year-end 2006, an increase of $26.2 million or 5.8%.

LOANS RECEIVABLE

As of December 31, 2007, loans receivable totaled $331.3 million compared to $315.6 million as of year-end 2006, an increase of $15.7 million, or 5.0%. Loan growth in residential and commercial real estate was partially offset by lower commercial term loans and lines of credit and a net run-off in indirect automobile financing, which is included in consumer loans to individuals.

Residential real estate, which includes home equity lending, totaled $129.9 million as of December 31, 2007, compared to $113.8 million as of year-end 2006. The increase of $16.1 million is net of prepayments, refinancing activity and sales of mortgage loans into the secondary market. Fixed rate mortgage products were preferred by the Bank's customers and accounted for the majority of the activity. The Company does not originate any non-traditional mortgage products such as interest-only loans or option adjustable rate mortgages and has no sub-prime mortgage exposure. The Company evaluates sales of its long-term fixed rate residential loan production for interest rate risk management, with $1.1 million of 30 year fixed rate loans sold into the secondary market during 2007. The Company held in portfolio the majority of fixed rate residential mortgage production in 2007. The Company also had growth in home equity lending in 2007 through its branch system. Total outstandings increased $3.0 million to $52.6 million as of December 31, 2007.

Commercial loans consist principally of loans made to small businesses within the Company's market and are usually secured by real estate or other assets of the borrower. Commercial real estate loans totaled $133.6 million as of December 31, 2007, increasing from $127.6 million as of December 31, 2006, an increase of $6.0 million or 4.7%. The terms for commercial real estate are typically 15 to 20 years, with adjustable rates based on a spread to the prime rate. The majority of the Company's commercial real estate portfolio is owner occupied and includes the personal guarantees of the principals. The growth in commercial real estate lending was centered in the Pike and Monroe County market areas. Commercial loans consisting principally of lines of credit and term loans secured by equipment or other assets decreased $4.9 million to $29.2 million as of December 31, 2007. The decrease was principally due to pay-offs in equipment loans and lower usage on lines of credit.

The Company's indirect lending portfolio (included in consumer loans to individuals) declined $2.4 million to $11.6 million as of December 31, 2007. The Company has de-emphasized indirect automobile lending due to increased pricing competition offered by automotive industry finance companies.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets consist of non-performing loans and real estate acquired through foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower's financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, accrued interest income is reversed from current earnings.

As of December 31, 2007, non-performing loans totaled $163,000 and represented .05% of total loans receivable compared to $409,000 and .13% as of year-end 2006. The Company resolved its largest non-performing loan during 2007 with full collection of principal, interest and fees. Total non-performing assets, which includes foreclosed real estate totaled $163,000 and represented .03% of total assets, compared to $409,000 and .09% as of December 31, 2006. As of December 31, 2007 and 2006, the Company had no foreclosed real estate.

The allowance for loan losses totaled $4,081,000 as of December 31, 2007 and represented 1.23% of total loans receivable compared to $3,828,000 and 1.21% of total loans as of year-end 2006. Net charge-offs for 2007 were $62,000, consisting principally of losses on the sale of repossessed automobiles and a loss on one residential mortgage, compared to net charge-offs of $61,000 in 2006. The provision for loan losses for 2007 was $315,000, compared to $220,000 in 2006.

The Company's loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis. The process includes a review of the risks inherent in the loan portfolio. It includes an analysis of impaired loans and a historical review of losses. Other factors considered in the analysis include; concentrations of credit in specific industries in the commercial portfolio; the local and regional economic conditions; trends in delinquencies, internal risk rating classification, large dollar loans of over $2 million and growth in the portfolio. As of December 31, 2007, the Company considered its concentration of credit risk profile to be acceptable. The local, regional and national economy weakened in 2007 as energy prices increased and the real estate market slowed. Local unemployment rates showed a modest increase. The Company has modestly increased its number of large commercial credits and saw a slow down in growth in commercial real estate related loans. As a result of its analysis, after applying these factors, management considers the allowance as of December 31, 2007, adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses, if any that might be incurred in the future.

The following table sets forth information with respect to the Company's allowance for loan losses at the dates indicated:

	Year-ended December 31, (dollars in thousands)				
	2007	2006	2005	2004	2003
Allowance balance at beginning of year	$ 3,828	$ 3,669	$ 3,448	$ 3,267	$ 3,146
Charge-offs:					
Commercial and all other	-	-	(4)	(19)	(121)
Real Estate	(4)	-	(6)	(10)	-
Consumer	(117)	(150)	(200)	(342)	(478)
Lease Financing	-	-	-	(11)	(36)
Total	(121)	(150)	(210)	(382)	(635)
Recoveries:					
Commercial and all other	-	18	12	13	5
Real Estate	2	2	18	8	24
Consumer	54	65	46	78	64
Lease Financing	3	4	5	9	3
Total	59	89	81	108	96
Provision expense	315	220	350	455	660
Allowance balance at end of year	$ 4,081	$ 3,828	$ 3,669	$ 3,448	$ 3,267
Allowance for loan losses as a percent of total loans outstanding	1.23%	1.21%	1.26%	1.35%	1.40%
Net loans charged off as a percent of average loans outstanding	.02%	.02%	.05%	.11%	.24%
Allowance coverage of non-performing loans	25.0x	9.4x	10.4x	51.5x	22.8x

The following table sets forth information regarding non-performing assets. The Bank had no troubled debt restructurings as defined in FAS No. 114. As of December 31, 2007, the Company had $3,208,000 impaired and collateral dependent loans compared to $290,000 at year-end 2006. This increase is due to two related credits with no required allowance.

	December 31, (dollars in thousands)				
	2007	2006	2005	2004	2003
Non-accrual loans:					
Commercial and all other	$ -	$ -	$ -	$ -	$ -
Real estate	109	392	330	32	125
Consumer	2	17	11	8	-
Total	111	409	341	40	125
Accruing loans which are contractually past due 90 days or more	52	-	12	27	18
Total non-performing loans	163	409	353	67	143
Foreclosed real estate	-	-	-	-	-
Total non-performing assets	$ 163	$ 409	$ 353	$ 67	$ 143
Non-performing loans to total loans	.05%	.13%	.12%	.03%	.06%
Non-performing loans to total assets	.03%	.09%	.08%	.02%	.04%
Non-performing assets to total assets	.03%	.09%	.08%	.02%	.04%

SECURITIES

The securities portfolio consists principally of issues of United States Government agencies, including mortgage-backed securities, municipal obligations, and corporate debt. In accordance with FAS No.115 "Accounting for Certain Investments in Debt and Equity Securities" the Company classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). The Company does not have a trading account. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. As of December 31, 2007, the HTM portfolio totaled $705,000 and consisted entirely of municipal obligations. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair market value with any unrealized gains or losses, net of deferred income taxes, recorded as an adjustment to capital and reported in the equity section of the balance sheet as accumulated other comprehensive income (loss). As of December 31, 2007, $124.0 million in securities were classified as AFS and carried at their fair market value, with unrealized appreciation, net of tax, of $1,054,000, included in accumulated other comprehensive income in stockholders' equity.

As of December 31, 2007, the average life of the portfolio was 2.2 years. The Company has maintained a relatively short average life in the portfolio in order to generate cash flow to support loan growth. Purchases for the year totaled $62.0 million with securities called, maturities and cash flow of $52.4 million and proceeds from sales of $74,000. The purchases were funded principally by cash flow from the portfolio. As of December 31, the carrying value of the Company's securities portfolio (HTM and AFS) totaled $124.7 million with the mix as follows:

	2007		2006	
	(dollars in thousands)			
	Carrying Value	% of portfolio	Carrying Value	% of portfolio
US Government agencies	$ 41,508	33.4%	$ 47,581	41.9%
States & political subdivisions	22,622	18.1	17,419	15.3
Corporate obligations	4,994	4.0	8,439	7.4
Mortgage-backed securities	54,082	43.3	38,652	33.8
Equity securities	1,486	1.2	1,775	1.6
Total	$ 124,692	100.0%	$ 113,866	100.0%

The portfolio had $19.1 million of floating rate instruments, principally adjustable rate mortgage backed securities as of December 31, 2007 compared to $17.7 million at year end 2006. The portfolio contained no structured notes, step-up bonds and no off-balance sheet derivatives were in use. The U.S. Government agency portfolio consists principally of callable notes with final maturities of generally less than five years. The mortgage backed securities are pass-through bonds with the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corp (Freddie Mac), and Guaranteed National Mortgage Association (GNMA). During 2007, the Company increased its holdings of mortgage-backed securities with the expectation that these bonds will provide regular cash flow, provide liquidity and support loan growth.

DEPOSITS

The Company, through the twelve branches of the Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Time deposits consist of certificates of deposit (CDs) with terms of up to five years and include Individual Retirement Accounts. The Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis.

Total deposits as of December 31, 2007, totaled $370.0 million increasing from $358.1 million as of year-end 2006, an increase of $11.9 million or 3.3%. The increase was principally due to growth in money market and non-interest bearing demand accounts, $7.9 million and $6.2 million respectively, as compared to December 31, 2006. This was partially offset by a decline in savings and interest-bearing demand accounts of $2.2 million and $4.2 million respectively, as compared to December 31, 2006.

Time deposits over $100,000, which consist principally of school district and other public funds, with maturities generally less than one year, totaled $62.3 million as of December 31, 2007, compared to $56.7 million at year-end 2006. The increase was principally due to a higher level of jumbo CDs with local school districts. These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and the relative cost of other funding sources.

As of December 31, 2007, non-interest bearing demand deposits totaled $60.1 million, increasing $6.2 million or 11.5% from the prior year-end. This growth is partially attributable to an increase in commercial deposits, as a result of the Bank's promotion of a free-business checking account in 2007. Interest bearing demand accounts totaled $32.4 million as of December 31, 2007 compared to $36.6 million at year end 2006. The decrease is principally due to certain municipal accounts converting to cash management accounts. Cash management accounts included in short-term borrowings, totaled $24.0 million at year end 2007 compared to $20.7 million as of December 31, 2006. These balances represent commercial and municipal customers' funds invested in overnight securities. The Company considers these accounts as a source of core funding.

MARKET RISK

Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO). The principal objective of ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy. Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

Net interest income, which is the primary source of the Company's earnings, is impacted by changes in interest rates and the relationship of different interest rates. To manage the impact of the rate changes, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals. The Company uses net interest simulation to assist in interest rate risk management. The process includes simulating various interest rate environments and their impact on net interest income. As of December 31, 2007, the level of net interest income at risk in a 200 basis points increase or decrease was within the Company's policy limits, of a decline less than 8% of net interest income.

Imbalance in repricing opportunities at a given point in time reflect interest-sensitivity gaps measured as the difference between rate-sensitive assets and rate-sensitive liabilities. These are static gap measurements that do not take into account any future activity, and as such are principally used as early indications of potential interest rate exposures over specific intervals.

At December 31, 2007, the Bank had a positive 90 day interest sensitivity gap of $6.0 million or 1.3% of total assets. A positive gap indicates that the balance sheet has more rate-sensitive assets (RSA) than rate-sensitive liabilities at the time interval. This would indicate that in a rising rate environment, the yield on interest-earning assets would increase faster than the cost of interest-bearing liabilities in the 90 day time frame. The level of RSA and RSL for an interval is managed by ALCO strategies, including adjusting the average life of the investment portfolio through purchase and sales, pricing of deposit liabilities to attract longer term time deposits, loan pricing to encourage variable rate products and evaluation of loan sales of long term fixed rate mortgages.

The Company analyzes and measures the time periods in which RSA and RSL will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Interest rates may change at different rates changing the shape of the yield curve. During 2007, short-term interests declined more than long-term interests. For example, the Federal Funds rate declined 100 basis points while the 10 year treasury rate dropped 60 basis points. This created a positive shaped yield curve as of December 31, 2007. In 2006 as the Federal Funds rate increased 100 basis points while the two to ten year treasury bond yields increased about 40 basis points. As a result the yield curve was inverted for most of 2006. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. It should be noted that the
operating results of the Company are not subject to foreign currency exchange or commodity price risk.

The following table displays interest-sensitivity as of December 31, 2007 (dollars in thousands):

December 31, 2007 Rate Sensitivity Table	3 Months or Less	3-12 Months Months	1-3 Years	3 Years	Total
Federal Funds Sold and interest bearing deposits	$ 50	$ -	$ -	$ -	$ 50
Securities	20,487	26,455	40,609	37,141	124,692
Loans Receivable	90,225	47,769	84,664	108,638	331,296
Total Rate Sensitive Assets (RSA)	$ 110,762	$ 74,224	$ 125,273	$ 145,779	$ 456,038
Non-maturity interest bearing deposits	$ 21,046	$ 23,353	$ 61,873	$ 27,086	$ 133,358
Time Deposits	73,576	71,406	20,280	11,319	176,581
Other	10,144	13,434	26,108	-	49,686
Total Rate Sensitive Liabilities (RSL)	$ 104,766	$ 108,193	$ 108,261	$ 38,405	$ 359,625
Interest Sensitivity Gap	$ 5,996	$ (33,969)	$ 17,012	$ 107,374	$ 96,413
Cumulative gap	5,996	(27,973)	(10,961)	96,413	
RSA/RSL-cumulative	105.7%	86.9%	96.6%	126.8%	
December 31, 2006					
Interest Sensitivity Gap	$ 23,962	$ (34,427)	$ $8,813	$ 91,169	$ 89,517
Cumulative gap	23,962	(10,465)	(1,652)	89,517	
RSA/RSL-cumulative	126.5%	94.9%	99.5%	126.3%	

LIQUIDITY

Liquidity is the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, asset maturities, and cash flow from payments on loans and securities.

As of December 31, 2007, the Company had cash and cash equivalents of $9.1 million in the form of cash, due from banks, and short-term deposits with other institutions. In addition, the Company had total securities available for sale of $124.0 million, which could be used for liquidity needs. This totals $133.1 million and represents 27.7% of total assets compared to $122.4 million and 26.9% of total assets as of December 31, 2006. The change was principally due to a higher level of securities available for sale as of December 31, 2007. The Company also monitors other liquidity measures, all of which were within the Company's policy guidelines as of December 31, 2007. Based upon these measures, the Company believes its liquidity position is adequate.

The Company maintains established lines of credit with the Federal Home Loan Bank of Pittsburgh (FHLB), the Atlantic Central Bankers Bank (ACBB) and other correspondent banks, which support liquidity needs. The total available under all the lines was $41 million, with $800,000 outstanding at December 31, 2007. The maximum borrowing capacity from FHLB was $240.2 million. As of December 31, 2007, the Company had $23 million in term borrowings from the FHLB, increasing from $13 million in similar borrowings from the FHLB as of December 31, 2006. The growth of $10 million was used to fund an increase in earning assets in 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The Company's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, as of December 31, 2007 totaled $47.3 million. They consisted of $16.1 million in commercial real estate, construction and land developments loans, $10.9 million in home equity lines of credit, $2.3 million in standby letters of credit and $18.0 million in other unused commitments principally commercial lines of credit. Because these instruments have fixed maturity dates and because many of them will expire without being drawn upon, they do not represent any significant liquidity risk.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

CONTRACTUAL OBLIGATIONS

The following table represents the aggregate of on and off balance sheet contractual obligations to make future payments (in thousands):

	December 31, 2007				
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Time deposits	$ 176,581	$ 144,982	$ 20,280	$ 11,319	$ -
Long-term debt	23,000	5,000	-	8,000	10,000
Operating leases	3,813	279	494	487	2,553
	$ 203,394	$ 150,261	$ 20,774	$ 19,806	$ 12,553

RESULTS OF OPERATIONS

NET INTEREST INCOME

The following analysis should be read in conjunction with the "Consolidated Average Balance Sheets with Resultant Interest and Rates" and "Rate/Volume Analysis" tables.

Net interest income is the most significant source of revenue for the Company and represented 83.0% of total revenue for the year ended December 31, 2007. Net interest income (fte) totaled $17,811,000 for the year ended December 31, 2007 compared to $16,708,000 for 2006, an increase of $1,103,000, or 6.6%. The resulting fte net interest spread and net interest margin were 3.27% and 3.98% respectively in 2007 compared to 3.36% and 3.96% respectively, in 2006.

Interest income (fte) for the year ended December 31, 2007 totaled $29,794,000, an increase of $3,320,000 over $26,474,000 earned in 2006. The fte yield on average earning assets for 2007 was 6.66%, increasing 39 basis points, from 6.27% in 2006. The increase in interest income was principally due to higher yields on the securities available for sale portfolio and loan portfolio and a higher percentage of loans on the balance sheet. The prime interest rate was flat at 8.25% from January to mid-September 2007 and decreased to 7.25% by December 31, 2007. This decline in short-term rates impacts the Company's floating rate loans, principally commercial real estate, commercial and home equity lines of credit which are tied to the prime rate. As of December 31, 2007, $69.1 million of loans were immediately repriceable. Average earning assets for 2007 totaled $447.4 million, an increase of $25.4 million over the average for 2006. The mix of earning assets also improved with higher yielding loans representing 72.3% of average earning assets compared to 71.2% during 2006.

Interest income (fte) earned on loans totaled $23,876,000 for the year ended December 31, 2007 with a resulting fte yield of 7.38% compared to $21,600,000 with a yield (fte) of 7.16% in 2006. The increase was due to growth in average volume of loans of $21.9 million and a higher average prime interest rate in 2007 than average in 2006.

The securities available for sale portfolio averaged $118.7 million during 2007 with interest income (fte) of $5,623,000 and yield (fte) of 4.74% compared to $116.6 million with interest income (fte) of $4,637,000 and yield (fte) of 3.98% in 2006. The increase in yield was due to the reinvestment of cash flow and maturities from the portfolio into higher yielding instruments.

Interest expense for the year ended December 31, 2007 totaled $11,983,000 with cost of interest-bearing liabilities of 3.39% compared to interest expense of $9,766,000 at an average cost of 2.91% for 2006. The increase was principally due to a more expensive mix of interest-bearing liabilities with a higher percentage of average time deposits in 2007, 50.7% compared to 43.6% on average in 2006. In addition, the cost of time deposits increased on average to 4.57% in 2007 as compared to 3.96% in 2006. The increase was principally due to higher average short-term rates in 2007 and a competitive market for these deposits.

Net interest income represented 81.9% of total revenue for the year ended December 31, 2006 and totaled $16,708,000. This represents an increase of $819,000, or 5.2% over the $15,889,000 earned in 2005. The resulting fte net interest spread and fte net interest margin were 3.36% and 3.96%, respectively in 2006 compared to 3.58% and 3.99% respectively in 2005.

Interest income (fte) for the year ended December 31, 2006 totaled $26,474,000 an increase of $4,080,000 over $22,394,000 in 2005. The fte yield on average earning assets for 2006 was 6.27% increasing from 5.62% in 2005. The increase in interest income was principally due to higher yields on loans and investments, growth in average earning assets and a higher percentage of loans on the balance sheet. The prime rate of interest and other short-term interest rates reflected a steady increase from June 2004 to June 2006. During that period the prime rate increased from 4.00% to 8.25%. This has improved the yield on the Company's floating rate loans, principally commercial real estate and commercial lines of credit, which are tied to the prime rate. As of December 31, 2006, $78.8 million of loans were immediately repricable. Average earning assets for 2006 totaled $422.0 million, an increase of $23.9 million over the average for 2005. The mix of earning assets also improved with higher yield loans representing 71.2% of average earning assets in 2006 compared to 68.8% in 2005.

Interest income (fte) earned on loans totaled $21,600,000 for the year ended December 31, 2006 with a resulting fte yield of 7.16% compared to $17,727,000 with an fte yield of 6.47% in 2005. Rising short-term interest rates and an increase in average volume of $27.4 million, or 10.0%, were responsible for the improvement in income and yield.

The securities available for sale portfolio averaged $116.6 million during 2006, with fte interest income of $4,637,000 and a fte yield of 3.98% compared to $116.6 million with fte interest income of $4,139,000 and a fte yield of 3.55% in 2005. The increase in yield was due to re-investment of cash flows from the portfolio into higher yielding instruments, due to the increase in short-term interest rates.

Interest expense for the year ended December 31, 2006 totaled $9,766,000, an increase of $3,261,000 over $6,505,000 in 2005. The increase was principally due to higher short-term interest rates and a more expensive mix of interest-bearing liabilities in 2006. The Company incurred higher costs for time deposits, in 2006 at 3.96% compared to 2.82% in 2005. The cost of time deposits was influenced by competitive pressures, and higher short-term rates. Higher interest rates also impacted the cost of money market accounts and short-term borrowings. The mix of average interest-bearing liabilities was also more expensive in 2006, with average time deposits and short-term borrowings representing 49.3% of the total compared to 45.4% on average in 2005.

OTHER INCOME

Other income totaled $3,524,000 for the year ended December 31, 2007 compared to $3,583,000 in 2006. Service charges and fees increased $54,000 to $2,509,000 in 2007. The increase was due to an $87,000 increase in overdraft (NSF) fees to $1,347,000 partially offset by a $39,000 decrease in business account analysis fees as the bank now offers a free business checking account with no analysis fees. Income from fiduciary activities totaled $423,000 in 2007 increasing $68,000 from 2006. The increase was due to new business and a higher level of estate fees. Assets under management increased $4.8 million to $101.7 million. Gains on sales of mortgage loans and servicing rights totaled $23,000 for the 2007 period compared to $147,000 in 2006. The decrease was due to the gain in 2006 on the sale of $13.7 million of mortgage servicing rights on loans previously sold in the secondary market.

Other income totaled $3,583,000 for the year ended December 31, 2006 compared to $3,548,000 in 2005. Service charges and fees decreased $52,000 to $2,455,000. The decrease was partially due to a $26,000 decline in service charges on deposit accounts reflecting growth in the Bank's free retail checking products. Loan related services decreased $79,000 due in part to no-fee loan promotions conducted in 2006. Income from fiduciary activities totaled $355,000 in 2006 increasing $12,000 from 2005. The increase was principally due to $9.9 million growth in assets under management which totaled $96.9 million as of December 31, 2006.

Gains on sales of mortgage loans and servicing rights, included in Other, totaled $147,000 in 2006 compared to $64,000 in 2005. The increase was due to the gain on sale of $13.7 million of mortgage servicing rights on loans previously sold in the secondary market to FNMA.

Other Income (dollars in thousands)
For the year-ended December 31

	2007	2006	2005
Service charges on deposit accounts	$ 226	$ 296	$ 322
ATM Fees	241	224	215
NSF Fees	1,347	1,260	1,265
Safe Deposit Box Rental	55	55	56
Loan related service fees	236	271	350
Debit Card	328	282	253
Fiduciary activities	423	355	343
Commissions on mutual funds & annuities	120	131	150
Gain on sales of mortgage loans	23	147	64
Earnings on bank-owned life insurance	333	309	296
Other income	175	187	192
	3,507	3,517	3,506
Net realized gains on sales of securities	17	66	42
Total	$ 3,524	$ 3,583	$ 3,548

OTHER EXPENSES

Other expenses for the year ended December 31, 2007 totaled $11,341,000, an increase of $384,000, or 3.50% over the $10,957,000 in 2006.

Salaries and employee benefits expense which represented 51.4% of total other expenses, increased $170,000 or 3.0% to $5,825,000 in 2007. The Company incurred $251,000 of expense related to stock options in 2007, compared to $136,000 in 2006 with the increase related to the timing of grants awarded in 2006. The Company had expense of $444,000 related to its Employee Stock Ownership Plan (ESOP) in 2006 with no similar expense in 2007 as the plan had a ten year life and was fully allocated as of September 30, 2006. This decrease in expense was partially offset by higher 401k Plan expense of $220,000 and incentives of $62,000.

Occupancy expenses increased $119,000 to $1,087,000 in 2007 with $71,000 of the increase related to the Tannersville branch which opened in December 2006. Furniture and equipment expense increased $74,000 to $553,000 due to maintenance expense on imaging equipment and $31,000 of costs associated with Tannersville. The efficiency ratio, which is total other expenses as a percentage of net interest income (fte) plus other income, for the year ended December 31, 2007 was 53.2% improving from 54.0% for 2006.

Other expenses for the year ended December 31, 2006 totaled $10,957,000, an increase of $334,000 or 3.15% over $10,623,000 in 2005. Salaries and employee benefits expense, which represented 51.6% of total expense, increased $245,000 or 4.5% to $5,655,000 in 2006. The cost of health insurance premiums paid by the Company for its employees increased $105,000 in 2006. The Company incurred $136,000 of expense related to stock options granted in 2006 as a result of adopting FASB Statement No. 123 (R), "Share Based Payment". The Company had expense of $444,000 related to its employee stock ownership plan (ESOP) in 2006 compared to $588,000 in 2005. The ESOP had a ten year life and was fully funded as of September 30, 2006.

Furniture and equipment expense decreased $96,000 to $479,000 in 2006 principally due to lower maintenance expense. Data processing related operations totaled $700,000 in 2006 compared to $625,000 in 2005. The increase was due to enhancement to the Bank's on-line banking product and implementation of software related to image based check processing. Advertising expense increased $65,000 to $224,000 in 2006 reflecting increased use of radio advertising. Professional fees decreased $104,000 due to lower level of corporate legal fees and accounting services.

INCOME TAXES

Income tax expense for the year ended December 31, 2007 totaled $2,629,000 for an effective tax rate of 28.8% compared to an expense of $2,679,000 and an effective tax rate of 31.2% in 2006. The decrease in the effective tax rate is partially due to a higher level of tax-exempt income in 2007.

Income tax expense for the year ended December 31, 2006 totaled $2,679,000 for an effective tax rate of 31.2% compared to an expense of $2,341,000 and an effective tax rate of 29.9% for 2005. The higher effective tax rate was principally due to a lower level of tax exempt interest income and the tax effect of compensation expense related to stock options.

CAPITAL AND DIVIDENDS

Total stockholders' equity as of December 31, 2007, was $55.8 million, compared to $52.2 million as of year-end 2006. The increase was principally due to retention of earnings of $3,905,000 after cash dividends declared of $2,606,000. Accumulated other comprehensive income increased $1,098,000 due to an increase in the fair value of securities in the Company's portfolio principally as a result of a change in interest rates. As of December 31, 2007 the Company had a leverage capital ratio of 11.38%, Tier 1 risk-based capital of 16.26% and total risk-based capital of 17.60% compared to, 11.43%, 15.67% and 16.99%, respectively, in 2006.

The Company's stock is traded on The Nasdaq Global Market under the symbol, NWFL. As of December 31, 2007, there were approximately 1,500 recorded beneficial shareholders based on transfer agent mailings.

The following table sets forth the price range and cash dividends declared per share regarding the common stock for the periods indicated:

	Closing Price Range		Cash dividends
	High	Low	declared per share
Year 2006			
First Quarter	$ 31.16	$ 29.59	$ .20
Second Quarter	33.75	30.24	.21
Third Quarter	32.00	31.07	.21
Fourth Quarter	31.68	30.22	.23
Year 2007			
First Quarter	$ 33.75	$ 30.55	$ .23
Second Quarter	33.35	31.48	.23
Third Quarter	32.75	30.05	.23
Fourth Quarter	32.50	29.90	.25

The book value per share of the common stock was $20.27 as of December 31, 2007 compared to $18.67 as of December 31, 2007. As of year-end 2007, the stock price was $31.25, compared to $31.50 as of December 31, 2006.

STOCK PERFORMANCE GRAPH

Set forth below is a stock performance graph comparing the cumulative total shareholder return on the Common Stock with (a) the cumulative total stockholder return on stocks included in the Nasdaq Stock Market index and (b) the cumulative total stockholder return on stocks included in the Nasdaq Bank index, as prepared for Nasdaq by the Center for Research in Securities Prices ("CRSP") at the University of Chicago. All three investment comparisons assume the investment of $100 at the market close on December 31, 2002 and the reinvestment of dividends paid. The graph provides comparison at December 31, 2002 and each fiscal year through December 31, 2007.


$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
198.0
193.0
127.9
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007

Legend

Symbol	CRSP Total Returns Index for:	12/2002	12/2003	12/2004	12/2005	12/2006	12/2007
——— ■	Norwood Financial Corp	100.0	136.9	187.4	174.9	184.2	193.0
— — — ★	Nasdaq Stock Market (US Companies)	100.0	149.5	162.7	166.2	182.6	198.0
- - - - ▲	Nasdaq Bank Stocks SIC 6020 – 6029, 6710 – 6719 US & Foreign	100.0	128.6	147.2	143.8	161.4	127.9

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year – end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/2002.

There can be no assurance that the Company's future stock performance will be the same or similar to the historical performance shown in the above graph. The Company neither makes nor endorses any predictions as to stock performance.

NORWOOD FINANCIAL CORP.
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
(Dollars in thousands, except per share amounts)

2007

	December 31	September 30	June 30	March 31
Interest income	$ 7,473	$ 7,457	$ 7,246	$ 7,079
Interest expense	3,070	2,965	2,960	2,988
Net interest income	4,403	4,492	4,286	4,091
Provision for loan losses	120	90	55	50
Other income	858	913	842	894
Net realized gains on sales of securities	2	-	15	-
Other expense	2,846	2,787	2,847	2,861
Income before income taxes	2,297	2,528	2,241	2,074
Income tax expense	625	722	671	611
NET INCOME	$ 1,672	$ 1,806	$ 1,570	$ 1,463
Basic earnings per share	$ 0.61	$ 0.65	$ 0.56	$ 0.52
Diluted earnings per share	$ 0.60	$ 0.64	$ 0.55	$ 0.51

2006

	December 31	September 30	June 30	March 31
Interest income	$ 6,956	$ 6,647	$ 6,350	$ 5,996
Interest expense	2,830	2,545	2,321	2,070
Net interest income	4,126	4,102	4,029	3,926
Provision for loan losses	50	45	55	70
Other income	862	849	989	817
Net realized gains on sales of securities	-	45	14	7
Other expense	2,620	2,730	2,841	2,766
Income before income taxes	2,318	2,221	2,136	1,914
Income tax expense	739	699	660	581
NET INCOME	$ 1,579	$ 1,522	$ 1,476	$ 1,333
Basic earnings per share	$ 0.56	$ 0.54	$ 0.53	$ 0.48
Diluted earnings per share	$ 0.55	$ 0.53	$ 0.52	$ 0.47

NORWOOD FINANCIAL CORP. CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES

(Tax-Equivalent Basis, dollars in thousands)

Year Ended December 31	2007			2006			2005		
	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate
ASSETS									
Interest Earning Assets:									
Federal funds sold	$ 3,895	$ 195	5.01%	$ 2,778	$ 142	5.11%	$ 3,730	$ 129	3.46%
Interest bearing deposits with banks	483	26	5.38	98	5	5.10	123	3	2.44
Securities held to maturity	830	74	8.92	981	90	9.17	3,608	396	10.98
Securities available for sale									
Taxable	99,399	4,571	4.60	99,571	3,712	3.73	98,038	3,116	3.18
Tax-exempt	19,320	1,052	5.45	17,070	925	5.42	18,602	1,023	5.50
Total securities available for sale	118,719	5,623	4.74	116,641	4,637	3.98	116,640	4,139	3.55
Loans receivable (3,4)	323,444	23,876	7.38	301,533	21,600	7.16	274,053	17,727	6.47
Total interest earning assets	447,371	29,794	6.66	422,031	26,474	6.27	398,154	22,394	5.62
Non-interest earning assets:									
Cash and due from banks	8,128			8,857			8,569		
Allowance for loan losses	(3,925)			(3,785)			(3,597)		
Other assets	17,318			16,976			16,049		
Total non-interest earning assets	21,521			22,048			21,021		
TOTAL ASSETS	$468,892			$ 444,079			$ 419,175		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest Bearing Liablities:									
Interest- bearing demand and money market	$ 90,392	1,852	2.05	$ 96,882	1,688	1.74	$ 93,747	$ 969	1.03
Savings	45,858	215	0.47	49,937	232	0.46	57,128	268	0.47
Time	172,986	7,900	4.57	146,344	5,798	3.96	128,704	3,634	2.82
Total interest- bearing deposits	309,236	9,967	3.22	293,163	7,718	2.63	279,579	4,871	1.74
Short-term borrowings	22,443	932	4.15	19,284	823	4.27	15,783	416	2.64
Long-term debt	22,315	1,084	4.86	23,419	1,225	5.23	23,000	1,218	5.30
Total interest bearing liabilities	353,994	11,983	3.39	335,866	9,766	2.91	318,362	6,505	2.04
Non-interest bearing liabilities:									
Non-interest bearing demand deposits	56,523			54,798			52,109		
Other liabilities	4,545			3,526			1,804		
Total non-interest bearing liabilities	61,068			58,324			53,913		
Stockholders' equity	53,830			49,889			46,900		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$468,892			$ 444,079			$ 419,175		
Net interest income (tax-equivalent basis)		17,811	3.27%		16,708	3.36%		15,889	3.58%
Tax-equivalent basis adjustment		(539)			(525)			(626)	
Net Interest Income		$ 17,272			$ 16,183			$ 15,263	
Net Interest margin (tax-equivalent basis)			3.98%			3.96%			3.99%

1. Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
2. Average balances have been calculated based on daily balances.
3. Loan balances include non-accrual loans and are net of unearned income.
4. Loan yields include the effect of amortization of deferred fees net of costs.

RATE/VOLUME ANALYSIS

The following table shows the fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense.

(dollars in thousands)	Increase/(Decrease)					
	2007 compared to 2006			2006 compared to 2005		
	Variance due to			Variance due to		
	Volume	Rate	Net	Volume	Rate	Net
INTEREST EARNING ASSETS:						
Federal funds sold	$ 56	$ (3)	$ 53	$ (38)	$ 51	$ 13
Interest bearing deposits with banks	21	-	21	(1)	3	2
Securities held to maturity	(14)	(2)	(16)	(250)	(56)	(306)
Securities available for sale						
Taxable	(6)	865	859	49	547	596
Tax-exempt	122	5	127	(83)	(15)	(98)
Total securities available for sale	116	870	986	(34)	532	498
Loans receivable	1,603	673	2,276	1,870	2,003	3,873
Total interest earning assets	1,783	1,537	3,320	1,547	2,533	4,080
INTEREST BEARING LIABILITIES:						
Interest- bearing demand and money market	(119)	283	164	33	686	719
Savings	(19)	2	(17)	(33)	(3)	(36)
Time	1,143	959	2,102	549	1,615	2,164
Total interest-bearing deposits	1,006	1,243	2,249	549	2,298	2,847
Short-term borrowings	132	(23)	109	107	300	407
Long-term debt	(56)	(85)	(141)	22	(15)	7
Total interest bearing liabilities	1,081	1,136	2,217	678	2,583	3,261
Net interest income (tax-equivalent basis)	$ 701	$ 401	$ 1,103	$ 869	$ (50)	$ 819

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE SHAREHOLDERS OF NORWOOD FINANCIAL CORP.

Management of Norwood Financial Corp. and its subsidiary (Norwood) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Norwood's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Norwood's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Norwood; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Norwood's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Norwood's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Norwood's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "*Internal Control – Integrated Framework.*" Based on our assessment and those criteria, management determined that Norwood maintained effective internal control over financial reporting as of December 31, 2007.

Norwood's independent registered certified public accounting firm has audited the effectiveness of Norwood's internal control over financial reporting. Their report appears on page 30.

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheets of Norwood Financial Corp. and its subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. Norwood Financial Corp. and its subsidiary's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based payments in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Norwood Financial Corp. and its subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2008 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
March 11, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited Norwood Financial Corp. and its subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Norwood Financial Corp. and its subsidiary's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Norwood Financial Corp. and its subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related statements of income, stockholders' equity and cash flows of Norwood Financial Corp. and its subsidiary, and our report dated March 11, 2008 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company, LLP
Lancaster, Pennsylvania
March 11, 2008

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In Thousands, Except Share Data)	
ASSETS		
Cash and due from banks	**$ 9,014**	$ 9,450
Interest bearing deposits with banks	**50**	67
Cash and Cash Equivalents	**9,064**	9,517
Securities available for sale	**123,987**	112,912
Securities held to maturity, fair value 2007 $721; 2006 $971	**705**	954
Loans receivable, net of allowance for loan losses 2007 $4,081; 2006 $3,828	**327,215**	311,739
Investment in FHLB stock, at cost	**2,072**	1,687
Bank premises and equipment, net	**5,742**	6,020
Bank owned life insurance	**7,767**	7,479
Accrued interest receivable	**2,343**	2,129
Other assets	**1,715**	1,919
Total Assets	**$480,610**	$ 454,356
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing demand	**$ 60,061**	$ 53,856
Interest-bearing demand	**32,426**	36,600
Money market deposit accounts	**57,970**	50,048
Savings	**42,962**	45,144
Time	**176,581**	172,455
Total Deposits	**370,000**	358,103
Short-term borrowings	**26,686**	22,736
Long-term debt	**23,000**	13,000
Accrued interest payable	**3,198**	2,894
Other liabilities	**1,907**	5,392
Total Liabilities	**424,791**	402,125
STOCKHOLDERS' EQUITY		
Common stock, par value $.10 per share; authorized 10,000,000 shares; issued 2,840,872 shares	**284**	284
Surplus	**10,159**	10,149
Retained earnings	**47,030**	43,125
Treasury stock, at cost 2007 87,256 shares; 2006 43,721 shares	**(2,708)**	(1,283)
Accumulated other comprehensive income (loss)	**1,054**	(44)
Total Stockholders' Equity	**55,819**	52,231
Total Liabilities and Stockholders' Equity	**$480,610**	$ 454,356

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, 2007	2006	2005
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans receivable, including fees	**$ 23,720**	$ 21,422	$ 17,583
Securities:			
Taxable	**4,571**	3,712	3,116
Tax-exempt	**743**	668	937
Other	**221**	147	132
Total Interest Income	**29,255**	25,949	21,768
INTEREST EXPENSE			
Deposits	**9,967**	7,718	4,871
Short-term borrowings	**932**	823	416
Long-term debt	**1,084**	1,225	1,218
Total Interest Expense	**11,983**	9,766	6,505
Net Interest Income	**17,272**	16,183	15,263
PROVISION FOR LOAN LOSSES	**315**	220	350
Net Interest Income after Provision for Loan Losses	**16,957**	15,963	14,913
OTHER INCOME			
Service charges and fees	**2,509**	2,455	2,507
Income from fiduciary activities	**423**	355	343
Net realized gains on sales of securities	**17**	66	42
Earnings on life insurance policies	**333**	309	296
Other	**242**	398	360
Total Other Income	**3,524**	3,583	3,548
OTHER EXPENSES			
Salaries and employee benefits	**5,825**	5,655	5,410
Occupancy	**1,087**	968	928
Furniture and equipment	**553**	479	575
Data processing related operations	**690**	700	625
Advertising	**235**	224	159
Professional fees	**349**	340	444
Postage and telephone	**491**	471	470
Taxes, other than income	**414**	354	334
Amortization of intangible assets	**52**	52	52
Other	**1,645**	1,714	1,626
Total Other Expenses	**11,341**	10,957	10,623
Income before Income Taxes	**9,140**	8,589	7,838
INCOME TAX EXPENSE	**2,629**	2,679	2,341
Net Income	**$ 6,511**	$ 5,910	$ 5,497
EARNINGS PER SHARE			
Basic	**$ 2.34**	$ 2.11	$ 1.96
Diluted	**$ 2.30**	$ 2.07	$ 1.92

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Number of Shares Issued	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
	Years Ended December 31, 2007, 2006 and 2005							
	(Dollars in Thousands, Except Per Share Data)							
BALANCE - DECEMBER 31, 2004	2,705,715	$ 270	$ 5,336	$ 40,222	$ (149)	$ 333	$ (327)	$ 45,685
Comprehensive income:	-	-	-	-	-	-	-	
Net income				5,497				5,497
Change in unrealized gains (losses) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	(1,105)	-	(1,105)
Total Comprehensive Income								4,392
Cash dividends declared, $0.71 per share	-	-	-	(1,997)	-	-	-	(1,997)
Stock options exercised (9,239 shs)	-	-	(78)	-	228	-	-	150
Tax benefit of stock options exercised	-	-	18	-	-	-	-	18
Acquisition of treasury stock (25,201 shs)	-	-	-	-	(819)	-	-	(819)
Sale of treasury stock for ESOP (3,686 shs)	-	-	7	-	107	-	-	114
Release of earned ESOP shares, net	-	-	365	-	-	-	200	565
BALANCE - DECEMBER 31, 2005	2,705,715	270	5,648	43,722	(633)	(772)	(127)	48,108
Comprehensive income:	-							
Net income	-	-	-	5,910	-	-	-	5,910
Change in unrealized gains (losses) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	728	-	728
Total Comprehensive Income								6,638
Cash dividends declared, $0.85 per share	-	-	-	(2,368)	-	-	-	(2,368)
5% stock dividend at $30.59 per share	135,157	14	4,121	(4,139)	-	-	-	(4)
Treasury stock effect of 5% stock dividend (1,933 shs)	-	-	-	-	-	-	-	-
Acquisition of treasury stock (28,746 shs)	-	-	-	-	(890)	-	-	(890)
Stock options exercised (4,331 shs)	-	-	(68)	-	128	-	-	60
Tax benefit of stock options exercised	-	-	10	-	-	-	-	10
Sale of treasury stock for ESOP (3,816 shs)	-	-	8	-	112	-	-	120
Compensation expense related to stock options	-	-	136	-	-	-	-	136
Release of earned ESOP shares, net	-	-	294	-	-	-	127	421
BALANCE - DECEMBER 31, 2006	2,840,872	284	10,149	43,125	(1,283)	(44)	-	52,231
Comprehensive income:	-	-	-	-	-	-	-	-
Net income	-	-	-	6,511	-	-	-	6,511
Change in unrealized gains (losses) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	1,098	-	1,098
Total Comprehensive Income	-	-	-	-	-	-	-	7,609
Cash dividends declared, $0.94 per share	-	-	-	(2,606)	-	-	-	(2,606)
Acquisition of treasury stock (72,875 shs)	-	-	-	-	(2,313)	-	-	(2,313)
Stock options exercised (24,720 shs)	-	-	(404)	-	745	-	-	341
Tax benefit of stock options exercised	-	-	162	-	-	-	-	162
Sale of treasury stock for ESOP (4,620 shs)	-	-	1	-	143	-	-	144
Compensation expense related to stock options	-	-	251	-	-	-	-	251
BALANCE - DECEMBER 31, 2007	**2,840,872**	**$ 284**	**$ 10,159**	**$ 47,030**	**$ (2,708)**	**$ 1,054**	**$ -**	**$ 55,819**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	**2006**	**2005**
	(In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 6,511**	$ 5,910	$ 5,497
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**315**	220	350
Depreciation	**566**	503	535
Amortization of intangible assets	**52**	52	52
Deferred income taxes	**(151)**	(108)	(37)
Net amortization (accretion) of securities premiums and discounts	**113**	301	431
Net realized gains on sales of securities	**(17)**	(66)	(42)
Net increase in investment in life insurance	**(288)**	(266)	(254)
Gain on sale of bank premises and equipment and foreclosed real estate	**(1)**	(12)	(5)
Gain on sale of mortgage loans	**(23)**	(147)	(64)
Mortgage loans originated for sale	**(794)**	(2,065)	(6,650)
Proceeds from sale of mortgage loans	**817**	2,212	6,714
Tax benefit of stock options exercised	**-**	-	18
Release of ESOP shares	**-**	421	565
Compensation expense related to stock options	**251**	136	-
Decrease (increase) in accrued interest receivable and other assets	**(414)**	1,137	(1,725)
Increase (decrease) in accrued interest payable and other liabilities	**(3,228)**	4,543	1,575
Net Cash Provided by Operating Activities	**3,709**	12,771	6,960
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	**74**	96	6,073
Proceeds from maturities and principal reductions on mortgage-backed securities	**52,408**	35,962	11,799
Purchases	**(62,005)**	(32,291)	(18,878)
Securities held to maturity, proceeds from maturities	**250**	505	4,330
(Increase) decrease in investment in FHLB stock	**(385)**	(67)	605
Net increase in loans	**(15,839)**	(24,892)	(36,374)
Purchase of bank premises and equipment	**(288)**	(1,130)	(446)
Proceeds from sales of premises and equipment and foreclosed real estate	**1**	64	12
Net Cash Used in Investing Activities	**(25,784)**	(21,753)	(32,879)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	**11,897**	17,500	21,958
Net increase (decrease) in short-term borrowings	**3,950**	4,172	(4,418)
Proceeds from long-term debt	**15,000**	-	5,000
Repayments of long-term debt	**(5,000)**	(10,000)	(5,000)
Stock options exercised	**341**	60	150
Tax benefit of stock options exercised	**162**	10	-
Purchase of ESOP shares from treasury stock	**144**	120	114
Acquisition of treasury stock	**(2,313)**	(890)	(819)
Cash dividends paid	**(2,559)**	(2,289)	(1,916)
Net Cash Provided by Financing Activities	**21,622**	8,683	15,069
Net Decrease in Cash and Cash Equivalents	**(453)**	(299)	(10,850)
CASH AND CASH EQUIVALENTS - BEGINNING	**9,517**	9,816	20,666
CASH AND CASH EQUIVALENTS - ENDING	**$ 9,064**	$ 9,517	$ 9,816

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Norwood Financial Corp. (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate mortgages, commercial and consumer loans, as well as interest earnings on investment securities and fees from deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets and the determination of other-than-temporary impairment on securities.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within northeastern Pennsylvania. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Concentrations of Credit Risk

The Bank operates primarily in Wayne, Pike and Monroe Counties, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the term of the security.

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the term of the security.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives as follows:

	Years
Buildings and improvements	10 - 40
Furniture and equipment	3 - 10

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate is included in other assets.

Bank Owned Life Insurance

The Company invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in other income on the income statement.

Intangible Assets

Intangible assets represent goodwill arising from acquisitions. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," and SFAS 147, "Accounting for Certain Acquisitions of Banking and Thrift Institutions." At December 31, 2007 and 2006, the Company had intangible assets of $169,000 and $221,000, which is net of accumulated amortization of $611,000 and $559,000, which are included in other assets. These intangible assets will continue to be amortized on a straight-line basis over fifteen years under the provisions of SFAS 142 and SFAS 147. Amortization expense related to intangible assets was $52,000 for each of the years ended December 31, 2007, 2006 and 2005. The amortization expense will be $52,000 for each of the years ended December 31, 2008, 2009 and 2010 and $13,000 for the year ended December 31, 2011.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per Share

On April 11, 2006, the Company declared a 5% stock dividend on common stock outstanding payable May 26, 2006 to shareholders of record on May 12, 2006. The stock dividend resulted in the issuance of 135,157 additional common shares. All share amounts and per share data have been adjusted for the effect of the stock dividend.

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Stock Option Plans

In December 2004, the Financial Acounting Standards Board (FASB) issued Statement No. 123 (R), "Share-Based Payment." Statement No. 123 (R) replaces Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement No. 123 (R) requires the fair value of share-based payment transactions to be recognized as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments is estimated using the Black-Scholes option-pricing model. The Company adopted Statement No. 123 (R) effective January 1, 2006, using the modified-prospective transition method. Under the modified-prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified-prospective method.

For the year ended December 31, 2005, the Company accounted for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended December 31, 2005 (Thousands, Except per Share Data)
Net income, as reported	$ 5,497
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	(194)
Pro forma net income	$ 5,303
Earnings per share (basic):	
As reported	$ 1.96
Pro forma	$ 1.89
Earnings per share (assuming dilution):	
As reported	$ 1.92
Pro forma	$ 1.85

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold, all of which mature within 90 days.

Cash payments for interest for the years ended December 31, 2007, 2006 and 2005 were $11,679,000, $8,563,000, and $6,014,000, respectively. Cash payments for income taxes for the years ended December 31, 2007, 2006 and 2005 were $2,845,000, $2,677,000, and $2,449,000, respectively. Non-cash investing activities for 2007, 2006 and 2005 included foreclosed mortgage loans transferred to foreclosed real estate and repossession of other assets of $48,000, $154,000, and $112,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2007	**2006**	**2005**
		(In Thousands)	
Unrealized holding gains/(losses) on available for sale securities	**$ 1,665**	$ 1,173	$ (1,636)
Reclassification adjustment for gains realized in income	**17**	66	42
Net Unrealized Gains/(Losses)	**1,648**	1,107	(1,678)
Income tax expense (benefit)	**550**	379	(573)
Net of Tax Amount	**$ 1,098**	$ 728	$ (1,105)

Segment Reporting

The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department. Management does not separately allocate expenses, including the cost of funding loan demand, among the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" (EITF 06-4). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. The EITF is effective for fiscal years beginning after December 15, 2007, with early adoption permitted. The Company has chosen approach (b) and is expected to record a cumulative effect adjustment as of January 1, 2008 to the balance of retained earnings of $520,000, with $90,000 of Net Periodic Postretirement Benefit expense for the year ended December 31, 2008.

On September 7, 2006, the Task Force reached a conclusion on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount that Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" (EITF 06-5"). The Scope of EITF 06-5 consists of six separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of key persons. The six issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4 EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement 157 applies to all accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, "Effective Date of FASB Statement No. 157," that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's accounting for business combinations beginning January 1, 2009.

FASB Statement No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment," of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in developing an estimate of expected term of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. SAB 110 is effective January 1, 2008.

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments." Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No 140" (SFAS 156). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. The adoption of SFAS 156 did not have a significant effect on the consolidated financial statements.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities were as follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	**$ 41,110**	**$ 435**	**$ (37)**	**$ 41,508**
States and political subdivisions	**21,765**	**196**	**(44)**	**21,917**
Corporate obligations	**5,078**	**-**	**(84)**	**4,994**
Mortgage-backed securities	**53,846**	**458**	**(222)**	**54,082**
	121,799	**1,089**	**(387)**	**122,501**
Equity securities	**585**	**941**	**(40)**	**1,486**
	$122,384	**$ 2,030**	**$ (427)**	**$123,987**
HELD TO MATURITY:				
States and political subdivisions	**$ 705**	**$ 16**	**$ -**	**$ 721**

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 48,117	$ 10	$ (546)	$ 47,581
States and political subdivisions	16,572	73	(180)	16,465
Corporate obligations	8,552	-	(113)	8,439
Mortgage-backed securities	39,123	98	(569)	38,652
	112,364	181	(1,408)	111,137
Equity securities	593	1,182	-	1,775
	$ 112,957	$ 1,363	$ (1,408)	$ 112,912
HELD TO MATURITY:				
States and political subdivisions	$ 954	$ 17	$ -	$ 971

The following tables show the Company's investments' gross unrealized losses and fair value aggregated by length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. Government agencies	**$ -**	**$ -**	**$ 9,461**	**$ (37)**	**$ 9,461**	**$ (37)**
States and political subdivisions	**344**	**(1)**	**5,401**	**(43)**	**5,745**	**(44)**
Corporate obligations	**3,006**	**(67)**	**1,988**	**(17)**	**4,994**	**(84)**
Mortgage-backed securities	**8,095**	**(19)**	**10,854**	**(203)**	**18,949**	**(222)**
Equity securities	**178**	**(40)**	**-**	**-**	**178**	**(40)**
	$11,623	**$ (127)**	**$ 27,704**	**$ (300)**	**$ 39,327**	**$ (427)**

NOTE 3 - SECURITIES (CONTINUED)

	December 31, 2006					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. Government agencies	$ 9,966	$ (32)	$ 34,605	$ (514)	$ 44,571	$ (546)
States and political subdivisions	3,104	(8)	8,064	(172)	11,168	(180)
Corporate obligations	-	-	7,440	(113)	7,440	(113)
Mortgage-backed securities	4,952	(35)	21,419	(534)	26,371	(569)
	$ 18,022	$ (75)	$ 71,528	$ (1,333)	$ 89,550	$ (1,408)

The Company has 12 securities in the less than twelve month category and 46 securities in the twelve months or more category. In management's opinion, the unrealized losses reflect changes in interest rates subsequent to the acquisition of specific securities. Management believes that the unrealized losses represent temporary impairment of the securities, as the Company has the intent and ability to hold these investments until maturity or market price recovery.

The amortized cost and fair value of debt securities as of December 31, 2007 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 9,125	$ 9,104	$ -	$ -
Due after one year through five years	28,497	28,533	-	-
Due after five years through ten years	21,560	21,925	705	721
Due after ten years	8,771	8,857	-	-
	67,953	68,419	705	721
Mortgage-backed securities	53,846	54,082	-	-
	$121,799	$ 122,501	$ 705	$ 721

Gross realized gains and gross realized losses on sales of securities available for sale were $40,000 and $23,000, respectively, in 2007, $66,000 and $-0-, respectively, in 2006, $107,000 and $65,000, respectively, in 2005.

Securities with a carrying value of $56,398,000 and $50,677,000 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans receivable at December 31 were as follows:

	2007	2006
	(In Thousands)	
Real estate:		
Residential	**$ 129,888**	$ 113,783
Commercial	**133,593**	127,640
Construction	**20,404**	18,955
Commercial, financial and agricultural	**29,159**	34,019
Consumer loans to individuals	**18,526**	21,520
	331,570	315,917
Unearned income and deferred fees	**(274)**	(350)
Allowance for loan losses	**(4,081)**	(3,828)
	$ 327,215	$ 311,739

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2007	2006	2005
	(In Thousands)		
Balance, beginning	**$ 3,828**	$ 3,669	$ 3,448
Provision for loan losses	**315**	220	350
Recoveries	**59**	89	81
Loans charged off	**(121)**	(150)	(210)
Balance, ending	**$ 4,081**	$ 3,828	$ 3,669

The recorded investment in impaired loans, not requiring an allowance for loan losses was $3,208,000 and $290,000 at December 31, 2007 and 2006, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- at December 31, 2007 and 2006. For the years ended December 31, 2007, 2006 and 2005, the average recorded investment in these impaired loans was $3,127,000, $286,000, and $316,000, and the interest income recognized on these impaired loans was $290,000, $1,000, and $11,000, respectively.

Loans on which the accrual of interest has been discontinued amounted to $111,000 and $409,000 at December 31, 2007 and 2006, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $52,000 and $-0- at December 31, 2007 and 2006, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2007	2006
	(In Thousands)	
Land and improvements	**$ 925**	$ 925
Buildings and improvements	**7,875**	7,766
Furniture and equipment	**4,798**	4,638
	13,598	13,329
Accumulated depreciation	**(7,856)**	(7,309)
	$ 5,742	$ 6,020

NOTE 5 - PREMISES AND EQUIPMENT (CONTINUED)

Certain facilities are leased under various operating leases. Rental expense for these leases was $283,000, $222,000, and $203,000, for the years ended December 31, 2007, 2006 and 2005. Future minimum rental commitments under noncancellable leases as of December 31, 2007 were as follows (in thousands):

2008	$ 279
2009	266
2010	228
2011	239
2012	248
Thereafter	2,553
	$ 3,813

NOTE 6 - DEPOSITS

Aggregate time deposits in denominations of $100,000 or more were $62,263,000 and $56,736,000 at December 31, 2007 and 2006, respectively.

At December 31, 2007, the scheduled maturities of time deposits are as follows (in thousands):

2008	$ 144,982
2009	15,778
2010	4,502
2011	4,748
2012	6,571
	$ 176,581

NOTE 7 - BORROWINGS

Short-term borrowings at December 31 consist of the following:

	2007	2006
	(In Thousands)	
Securities sold under agreements to repurchase	$ 24,885	$ 21,736
Federal funds purchased	800	-
U.S. Treasury demand notes	1,001	1,000
	$ 26,686	$ 22,736

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31,		
	2007	2006	2005
	(Dollars In Thousands)		
Average balance during the year	$ 22,443	$ 22,209	$ 15,059
Average interest rate during the year	4.15%	4.39%	2.76%
Maximum month-end balance during the year	$ 33,024	$ 29,677	$ 24,956
Weighted average interest rate at the end of the year	3.60%	4.20%	3.76%

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with an amortized cost and fair value of $27,127,000 and $27,410,000, respectively at December 31, 2007 and $24,535,000 and $24,720,000, respectively at December 31, 2006 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

NOTE 7 - BORROWINGS (CONTINUED)

The Company has a line of credit commitment available from the Federal Home Loan Bank (FHLB) of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2011. There were no borrowings under this line at December 31, 2007 and 2006. The Company has a line of credit commitment available from Atlantic Central Bankers Bank for $7,000,000 which expires in May 2008 and Wachovia Bank for $2,000,000 which has no set expiration date. There were no borrowings under these lines of credit at December 31, 2007 and 2006. The Company has a line of credit commitment available which has no set expiration date from PNC Bank for $12,000,000 at December 31, 2007. Borrowings under this line of credit were $800,000 at December 31, 2007 and $-0- at December 31, 2006.

Long-term debt consisted of the following at December 31, 2007 and 2006:

	2007	2006
	(In Thousands)	
Notes with the Federal Home Loan Bank (FHLB):		
Fixed note due April 2008 at 4.17%	$ 5,000	$ 5,000
Convertible note due April 2009 at 4.83%	-	5,000
Convertible note due January 2011 at 5.24%	3,000	3,000
Convertible note due October 2012 at 4.37%	5,000	-
Convertible note due January 2017 at 4.71%	10,000	-
	$ 23,000	$ 13,000

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 11 to 17 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

Contractual maturities of long-term debt at December 31, 2007 are as follows (in thousands):

2008	$ 5,000
2009	-
2010	-
2011	3,000
2012	5,000
Thereafter	10,000
	$ 23,000

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $240,172,000 of which $23,000,000 was outstanding at December 31, 2007. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions up to 15% of the employee's compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $400,000, $181,000, and $207,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company has a non-qualified supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2007 and 2006, other liabilities include approximately $966,000 and $858,000 accrued under the Plan. Compensation expense includes approximately $108,000, $138,000, and $140,000, relating to the supplemental executive retirement plan for 2007, 2006 and 2005, respectively. To fund the benefits under this plan, the Company is the owner of single premium life insurance policies on participants in the non-qualified retirement plan. At December 31, 2007 and 2006, the cash value of these policies was $7,767,000 and $7,479,000, respectively.

The Company has a leveraged employee stock ownership plan ("ESOP") for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age twenty-one. The ESOP Trust purchased shares of the Company's common stock with proceeds from a loan from the Company. The Bank made cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The loan bears interest at the prime rate adjusted annually. Interest is payable annually and principal payable in equal annual installments over ten years. The loan was secured by the shares of the stock purchased and was paid off in 2006.

As the debt was repaid, shares were released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its leveraged ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt. Dividends recorded as a reduction of debt were $-0- and $12,000 for the years ended December 31, 2007 and 2006, respectively. The total employer contribution was $-0- and $143,000 for the years ended December 31, 2007 and 2006, respectively.

Compensation expense for the ESOP was $-0-, $444,000, and $588,000 for the years ended December 31, 2007, 2006, and 2005, respectively. .

The status of the ESOP shares at December 31 are as follows:

	2007	2006
Allocated shares	**160,243**	162,690
Shares released from allocation	**30,666**	28,219
Unreleased shares	**-**	-
Total ESOP shares	**190,909**	190,909
Fair value of unreleased shares	**$ -**	$ -

NOTE 9 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2007	2006	2005
	(In Thousands)		
Current	**$ 2,780**	$ 2,787	$ 2,378
Deferred	**(151)**	(108)	(37)
	$ 2,629	$ 2,679	$ 2,341

NOTE 9 - INCOME TAXES (CONTINUED)

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as, the allowance for loan losses and loan fees are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes					
	Years Ended December 31,					
	2007		2006		2005	
Tax at statutory rates	**34.0**	**%**	34.0	%	34.0	%
Tax exempt interest income, net of interest expense disallowance	**(3.4)**		(3.6)		(4.7)	
Increase in fair market value of ESOP	**-**		1.2		1.6	
Incentive Stock Options	**0.8**		0.5		-	
Earnings on life insurance	**(1.1)**		(1.0)		(1.1)	
Other	**(1.5)**		0.1		0.1	
	28.8	**%**	31.2	%	29.9	%

The income tax provision includes $6,000, $22,000, and $14,000, of income taxes relating to realized securities gains for the years ended December 31, 2007, 2006, and 2005, respectively.

The net deferred tax asset included in other assets in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2007	2006
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 1,271**	$ 1,142
Deferred compensation	**345**	292
Intangible assets	**68**	94
Net unrealized losses on securities	**-**	1
Other	**29**	21
Total Deferred Tax Assets	**1,713**	1,550
Deferred tax liabilities:		
Premises and equipment	**226**	215
Deferred loan fees	**307**	305
Net unrealized gains on securities	**549**	-
Total Deferred Tax Liabilities	**1,082**	520
Net Deferred Tax Asset	**$ 631**	$ 1,030

NOTE 9 - INCOME TAXES (CONTINUED)

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2007. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the Consolidated Statements of Income. The amount of interest and penalties for the year ended December 31, 2007 was immaterial. The tax years subject to examination by the taxing authorities are the years ended December 31, 2006, 2005, 2004 and 2003.

Effective January 1, 2007, the Company adopted the provision of FASB Staff Position ("FSP") FIN 48-1 "Definition of Settlement in FASB Interpretation No. 48" (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on our consolidated financial position or results of operations.

NOTE 10 - TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2007 and 2006 such loans amounted to $5,635,000 and $5,959,000, respectively. During 2007, new loans to such related parties totaled $228,000 and repayments and other reductions aggregated $552,000.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY (CONTINUED)

The Bank's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2007:						
Total capital (to risk-weighted assets)	**$57,968**	**17.43 %**	**$≥26,606**	**≥8.00 %**	**$≥33,258**	**≥ 10.00%**
Tier 1 capital (to risk-weighted assets)	**53,545**	**16.10**	**≥13,303**	**≥4.00**	**≥19,955**	**≥ 6.00**
Tier 1 capital (to average assets)	**53,545**	**11.14**	**≥19,226**	**≥4.00**	**≥24,033**	**≥ 5.00**
As of December 31, 2006:						
Total capital (to risk-weighted assets)	$55,017	16.73 %	$≥26,308	≥8.00 %	$≥32,885	≥ 10.00%
Tier 1 capital (to risk-weighted assets)	50,800	15.45	≥13,153	≥4.00	≥19,728	≥ 6.00
Tier 1 capital (to average assets)	50,800	11.15	≥18,224	≥4.00	≥22,780	≥ 5.00

The Company's ratios do not differ significantly from the Bank's ratios presented above.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2007 and 2006 was approximately $266,000 and $253,000, respectively.

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2007, $48,809,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

NOTE 12 - STOCK OPTION PLANS

The Company's shareholders approved the Norwood Financial Corp 2006 Stock Option Plan at the Annual Meeting on April 26, 2006. An aggregate of 250,000 shares of authorized but unissued Common Stock of the Company were reserved for future issuance under the Plan. This includes up to 40,000 shares for awards to outside directors. Under this plan, the Company granted 22,000 options in 2007 which included 4,000 options granted to outside directors and 47,700 options in 2006, which included 7,675 options granted to outside directors. The Company adopted a Stock Option Plan for the officers and employees of the Company in 1995. An aggregate of 750,000 shares of authorized but unissued common stock of the Company were reserved for future issuance under the Plan. In 1999, the Company adopted the Directors Stock Compensation Plan with an aggregate of 26,400 shares reserved for issuance under the Plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations and vest over periods ranging from six months to one year from the date of grant. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. There were no options granted under either plan in 2005, as both plans have expired.

Total unrecognized compensation cost related to nonvested options under the Plan was $154,000 as of December 31, 2007 and $251,000 as of December 31, 2006. Salaries and employee benefits expense includes $251,000 and $136,000 related to the adoption of Statement No.123(R) for the years ended December 31, 2007 and 2006, respectively. Net income was reduced by $236,000 and $129,000 for the years ended December 31, 2007 and 2006 respectively.

NOTE 12 - STOCK OPTION PLANS (CONTINUED)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2007			2006			2005	
	Options	Weighted Average Exercise Price	Average Intrinsic Value	Options	Weighted Average Exercise Price	Average Intrinsic Value	Options	Weighted Average Exercise Price
Outstanding, beginning of year	**183,645**	**$ 21.81**		140,296	$ 18.45		149,997	$ 18.25
Granted	**22,000**	**31.25**		47,700	30.91		-	-
Exercised	**(24,723)**	**13.76**		(4,351)	13.05		(9,701)	15.44
Forfeited	**(500)**	**31.50**		-	-		-	-
Outstanding, end of year	**180,422**	**$ 24.04**	**$1,301,000**	183,645	$ 21.81	$ 1,780,000	140,296	$ 18.45
Exercisable, at end of year	**158,422**	**$ 23.04**	**$1,301,000**					

Exercise prices for options outstanding as of December 31, 2007 ranged from $10.37 to $31.50 per share. The weighted average remaining contractual life is 6.1 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2007	2006	2005
Dividend yield	**2.75%**	2.70%	-%
Expected life	**7 years**	7 years	-
Expected volatility	**24.17%**	25.12%	-%
Risk-free interest rate	**3.53%**	4.85%	-%
Weighted average fair value of options granted	**$6.99**	$8.11	$ -

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Proceeds from stock option exercises totaled $341,000 in 2007. Shares issued in connection with stock options exercises are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2007, all the shares issued in connection with stock option exercises, 24,723 shares in total, were issued from available treasury shares.

NOTE 12 - STOCK OPTION PLANS (CONTINUED)

As of December 31, 2007, outstanding stock options consist of the following:

	Options Outstanding		Average Exercise Price	Remaining Life, Years	Options Exercisable		Average Exercise Price
	14,962	$	15.24	1.0	14,962	$	15.24
	14,174		14.12	2.0	14,174		14.12
	9,450		10.36	3.0	9,450		10.36
	16,537		16.98	4.0	16,537		16.98
	16,537		19.05	5.0	16,537		19.05
	19,612		23.95	6.0	19,612		23.95
	20,475		30.00	7.0	20,475		30.00
	24,675		30.38	8.3	24,675		30.38
	22,000		31.50	9.0	22,000		31.50
	22,000		31.25	10.0	-		-
Total	180,422	$	24.04	6.1	158,422		$23.04

NOTE 13 - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	Years Ended December 31, 2007	2006	2005
	(In Thousands, Except per Share Data)		
Numerator, net income	$ 6,511	$ 5,910	$ 5,497
Denominator:			
Denominator for basic earnings per share, weighted average shares	2,777	2,795	2,800
Effect of dilutive securities, employee stock options	49	55	59
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	2,826	2,850	2,859
Basic earnings per common share	$ 2.34	$ 2.11	$ 1.96
Diluted earnings per common share	$ 2.30	$ 2.07	$ 1.92

NOTE 14 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

NOTE 14 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (CONTINUED)

A summary of the Bank's financial instrument commitments is as follows:

	December 31, 2007	December 31, 2006
	(In Thousands)	
Commitments to grant loans	**$ 10,835**	$ 12,611
Unfunded commitments under lines of credit	**34,146**	34,150
Standby letters of credit	**2,348**	7,215
	$ 47,329	$ 53,976

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2007 for guarantees under standby letters of credit issued is not material.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2007 and 2006:

- For cash and due from banks and interest-bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

- The fair value of the investment in FHLB stock is the carrying amount.

- The fair value of accrued interest receivable and accrued interest payable is the carrying amount.

- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits for similar remaining maturities.

- The fair value of short-term borrowings approximate their carrying amount.

- The fair value of long-term debt is estimated using discounted cash flow analyses based upon the Company's current borrowing rates for similar types of borrowing arrangements.

- The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2007		**December 31, 2006**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Financial assets:				
Cash and due from banks and interest-bearing deposits with banks	**$ 9,064**	**$ 9,064**	$ 9,517	$ 9,517
Securities	**124,692**	**124,708**	113,866	113,883
Loans receivable, net	**327,215**	**326,482**	311,739	305,779
Investment in FHLB stock	**2,072**	**2,072**	1,687	1,687
Accrued interest receivable	**2,343**	**2,343**	2,129	2,129
Financial liabilities:				
Deposits	**370,000**	**370,159**	358,103	357,691
Short-term borrowings	**26,686**	**26,686**	22,736	22,736
Long-term debt	**23,000**	**22,097**	13,000	12,974
Accrued interest payable	**3,198**	**3,198**	2,894	2,894
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	**-**	**-**	-	-

NOTE 16 - NORWOOD FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	December 31, 2007	2006
	(In Thousands)	
ASSETS		
Cash on deposit in bank subsidiary	**$ 148**	$ 552
Securities available for sale	**623**	808
Investment in bank subsidiary	**54,678**	50,781
Other assets	**1,058**	731
	$ 56,507	$ 52,872
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	**$ 688**	$ 641
Stockholders' equity	**55,819**	52,231
	$ 56,507	$ 52,872

STATEMENTS OF INCOME

	Years Ended December 31, 2007	2006	2005
	(In Thousands)		
Income:			
Dividends from bank subsidiary	**$ 4,156**	$ 2,369	$ 1,997
Interest income from bank subsidiary	**-**	5	16
Other interest income	**30**	28	26
Net realized gain (loss) on sales of securities	**17**	15	-
	4,203	2,417	2,039
Expenses	**177**	175	198
	4,026	2,242	1,841
Income tax expense (benefit)	**(51)**	(43)	(53)
	4,077	2,285	1,894
Equity in undistributed earnings of subsidiary	**2,434**	3,625	3,603
Net Income	**$ 6,511**	$ 5,910	$ 5,497

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2007	2006	2005
	(In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 6,511**	$ 5,910	$ 5,497
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	**(2,434)**	(3,625)	(3,603)
Release of ESOP shares	**-**	421	565
Other, net	**(168)**	(131)	(615)
Net Cash Provided by Operating Activities	**3,909**	2,575	1,844
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of securities	**74**	30	-
Purchase of securities available for sale	**-**	(43)	(52)
Net Cash Provided by (Used) in Investing Activities	**74**	(13)	(52)
CASH FLOWS FROM FINANCING ACTIVITIES			
Stock options exercised	**341**	60	150
ESOP purchase of shares from treasury stock	**144**	120	114
Acquisition of treasury stock	**(2,313)**	(890)	(819)
Cash dividends paid	**(2,559)**	(2,289)	(1,916)
Net Cash Used in Financing Activities	**(4,387)**	(2,999)	(2,471)
Net Decrease in Cash and Cash Equivalents	**(404)**	(437)	(679)
CASH AND CASH EQUIVALENTS - BEGINNING	**552**	989	1,668
CASH AND CASH EQUIVALENTS - ENDING	**$ 148**	$ 552	$ 989

INVESTOR INFORMATION

STOCK LISTING

Norwood Financial Corp. stock is traded on the Nasdaq Global Market under the symbol NWFL. The following firms are known to make a market in the Company's stock:

Ferris Baker Watts
Baltimore, MD
410-659-4616

Janney Montgomery Scott, LLC
Scranton, PA 18503
800-638-4417

Legg Mason, Inc.
Scranton, PA 18507
570-346-9300

Boenning & Scattergood, Inc.
West Conshohoken, PA
800-496-1170

Stifel Nicolaus
800-793-7226

TRANSFER AGENT

Illinois Stock Transfer Company, 209 West Jackson Blvd., Suite 903, Chicago, IL 60606. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 312-427-2953.

DIVIDEND CALENDAR

Dividends on Norwood Financial Corp. common stock, if approved by the Board of Directors are customarily paid on or about February 1, May 1, August 1 and November 1.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into Norwood stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Shareholders do not incur brokerage commissions for the transactions. Please contact the transfer agent or Lewis J. Critelli for additional information.

SEC REPORTS AND ADDITIONAL INFORMATION

A copy of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2007 including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission may be obtained upon written request of any stockholder, investor or analyst by contacting Lewis J. Critelli, Executive Vice President, Secretary, and Chief Financial Officer, Norwood Financial Corp., 717 Main Street, PO Box 269, Honesdale, PA 18431, 570-253-1455.

At our Annual Reorganizational Meeting held on April 24, 2007, John Marshall, Director since 1983, succeeded long-standing Chairman, Russell L. Ridd. Mr. Ridd had a 44-year career at Wayne Bank. He joined the Bank in 1963, was appointed to President and Director in 1980, and Chairman in 1993. The Board unanimously passed a resolution designating Mr. Ridd, Director Emeritus of Norwood Financial Corp and Wayne Bank.



NORWOOD FINANCIAL CORP - DIRECTORY OF OFFICERS

NORWOOD FINANCIAL CORP

John E. Marshall	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President, Chief Financial Officer & Secretary
Edward C. Kasper	Senior Vice President
John H. Sanders	Senior Vice President
Joseph A. Kneller	Senior Vice President

WAYNE BANK

John E. Marshall	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President, Chief Financial Officer & Secretary
Edward C. Kasper	Senior Vice President & Senior Loan Officer/Corporate Bank
John H. Sanders	Senior Vice President/Retail Bank
Joseph A. Kneller	Senior Vice President
Wayne D. Wilcha	Senior Vice President & Trust Officer
Robert J. Behrens, Jr.	Vice President
John F. Carmody	Vice President
JoAnn Fuller	Vice President
Carolyn K. Gwozdziewycz	Vice President
Nancy A. Hart	Vice President, Controller & Assistant Secretary
Raymond C. Hebden	Vice President
William J. Henigan, Jr.	Vice President
Jennifer Jaycox	Vice President
William R. Kerstetter	Vice President
Kelley J. Lalley	Vice President & Assistant Secretary
Linda M. Moran	Vice President
MaryAlice Petzinger	Vice President
Barbara A. Ridd	Vice President & Assistant Secretary
Gary H. Sipe	Vice President
Eli T. Tomlinson	Vice President
Karyn Vashlishan	Vice President
Karen R. Gasper	Internal Auditor & Assistant Vice President
Sandra Halas	Assistant Vice President
Norma J. Kuta	Assistant Vice President
Renee M. Gilbert	Community Office Manager
Marianne M. Glamann	Community Office Manager
Teresa Melucci	Community Office Manager
Sandra Mruczkewycz	Community Office Manager
Nancy M. Worobey	Community Office Manager
Laurie J. Bishop	Assistant Community Office Manager
Wendy L. Davis	Assistant Community Office Manager
Christine Ferdinando	Assistant Community Office Manager
Jill Melody	Assistant Community Office Manager
Diane L. Richter	Assistant Community Office Manager
Toni M. Stenger	Assistant Community Office Manager
Gary D. Henry	Consumer Lending Officer
Thomas Kowalski	Resource Recovery Manager
William E. Murray	Mortgage Originator
Sarah J. Rapp	Human Resources Officer
Nilda I. Ramos	Business Development Officer
Doreen A. Swingle	Residential Mortgage Lending Officer
Karen Verbeke	Training Officer

NORWOOD INVESTMENT CORP

William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President
Scott C. Rickard	Senior Investment Representative, Invest Financial Corp

MONROE COUNTY ASSOCIATE BOARD

Michael J. Baxter	James H. Ott
Sara Cramer	Marvin Papillon
Andrew A. Forte	Ray Price
Ralph A. Matergia	Ron Sarajian
Randy R. Motts	



Norwood
FINANCIAL CORP

VISIT US AT:
WAYNEBANK.COM

END